Exhibit 4(a) (vii)

Conformed copy

Her Majesty’s Treasury (the “Treasury”)
1 Horse Guards Road
London
SW1A 2HQ

7 March 2009

Ladies and Gentlemen,

ASSET PROTECTION SCHEME: PRE-ACCESSION COMMITMENTS

1.	Introduction

Lloyds Banking Group plc (the “Participating Institution”) notes that:

(A)

the Participating Institution is currently in discussions with the Treasury concerning the potential participation by members of the Participating Group (as defined below) in the Asset Protection Scheme (the “APS”) announced by the Government on 19 January 2009; and

(B)	such participation in the APS is subject (amongst other things) to a legally binding agreement on the terms of any such participation and is expected to be subject to a number of conditions precedent.

In anticipation of such potential participation in the APS, this document is being entered into by the Participating Institution by way of a deed poll in favour of the Treasury and specifies certain undertakings (“Pre-Accession Undertakings”) being given by the Participating Institution (for itself and on behalf of each member of the Participating Group).

References in this Deed Poll to: (i) “Participating Group” mean the Participating Institution and each of its group undertakings (as defined in the Companies Act 2006); and (ii) the “Interim Asset Management Undertakings” means the undertakings set out in paragraphs 6 to 10 (inclusive). Unless otherwise defined herein, capitalised terms used in this Deed Poll shall have the meanings ascribed to them in the term sheet for the APS (the “Term Sheet”), the terms of which have been published by the Treasury on 26 February 2009.

2.	Nature of Pre-Accession Undertakings

The Participating Institution agrees that: (i) the Pre-Accession Undertakings are intended to be binding on it and each member of the Participating Group; (ii) such undertakings are a pre-requisite to the Participating Group’s participation in the APS; and (iii) such undertakings are without prejudice to the Treasury’s right to determine whether or not the Participating Group is eligible to participate in the APS.

The Participating Institution will use its best endeavours to comply with the Pre-Accession Undertakings in good faith, and to work constructively and in an open and transparent way with the Treasury so as to facilitate the implementation of the APS and the potential participation by the Participating Group in the APS in an expedited and cost- and resource-efficient manner.

3.	Duration of Pre-Accession Undertakings

The Participating Institution undertakes to implement the Pre-Accession Undertakings with immediate effect (or, where a period for compliance is expressly provided for below, within such period). The Pre-Accession Undertakings will cease to apply on the earliest of: (i) the date on which the Participating Institution accedes to the APS; (ii) the date when the Participating Institution indicates to the Treasury in writing that it no longer wishes to accede to the APS; and (iii) 31 December 2009 or such other date as may be agreed between the Participating Institution and the Treasury (such period, the “Interim Period”). If the Participating Group does not participate in the APS, neither the Participating Institution nor any member of the Participating Group will be liable for any matters arising hereunder.

4.	Information and assistance

4.1	General

The Participating Institution shall provide the Treasury (and its officials, employees, representatives, agents and advisers (together “Representatives”)) with all such assistance, and information and data, as is reasonably requested by the Treasury or its Representatives which is pertinent to the implementation of the APS and the Participating Group’s potential participation in the APS.

The Participating Institution will take all reasonable steps to ensure that the information and data provided to the Treasury or its Representatives is accurate as of its specified date.

Nothing in this Deed Poll shall require any member of the Participating Group to provide to the Treasury (or its Representatives) any information or data that either (A) any member of the Participating Group has already provided to the Treasury (or its Representatives) prior to the date of this Deed Poll; or (B) has already been provided by any member of the Participating Group to the Treasury (or its Representatives) prior to the request.

4.2	Information: Identification of Proposed Assets

It is acknowledged and agreed that the Treasury intends that any assets, commitments and exposures to be included by the Participating Group within the APS will be agreed by no later than 30 April 2009.

In order to achieve that intention, the Participating Institution shall provide to the Treasury as soon as practicable an indicative list of the assets, commitments and exposures that it proposes to include within the APS (such assets, commitments and exposures the “Proposed Assets” and such list of Proposed Assets the “Proposed Assets Schedule”).

As soon as practicable after entry into this Deed Poll, the Participating Institution will discuss and agree in good faith with the Treasury (taking into account the outcomes of any discussions that have already taken place prior to the date of this Deed Poll):

(A)

a satisfactory timetable for providing the Proposed Assets Schedule and the Indicative Asset Information (as defined below) to the Treasury in order to achieve the intention set out in the first paragraph of this paragraph 4.2; and

(B)	the form and data fields of the Proposed Asset Schedule for each type of Proposed Asset (the “Indicative Asset Information”),

provided that if agreement is not reached then it is agreed and acknowledged that the timetable for provision of, and the form of and information to be included in, the Proposed Asset Schedule and the Indicative Asset Information shall be as the Treasury may in its sole discretion deem necessary or appropriate.

Development and finalisation of the Proposed Assets Schedule and the Indicative Asset Information will be an iterative process and, as such: (i) if the relevant Indicative Asset Information for a particular type of Proposed Asset is not available to the Participating Group at the time that Proposed Asset is included in the Proposed Asset Schedule the Participating Institution shall provide such information to the Treasury as soon as practicable; and (ii) the Participating Institution shall provide to the Treasury an updated Proposed Assets Schedule and Indicative Asset Information as promptly as practicable following: (1) any material asset, commitment or exposure becoming or ceasing to be a Proposed Asset; or (2) any responsible personnel at the Participating Institution involved in its participation in the APS becoming aware that any material information included in the Proposed Asset Schedule and Indicative Asset Information relating to a Proposed Asset has ceased to be accurate or up-to-date in any material respect, it being acknowledged and agreed that the Treasury will consider in good faith any request from the Participating Group to accumulate a number of matters falling within (1) or (2) to the Treasury for the purposes of reporting them in a cumulative updated Proposed Asset Schedule and Indicative Asset Information, to be provided on a frequent basis, rather than individual updates on each such matter.

If and to the extent that the Treasury reasonably requests further information in respect of any information or data set out in the Proposed Assets Schedule or the Indicative Asset Information on a case-by-case basis, the Participating Institution will procure so far as it is able that such further information is provided to the Treasury (or its Representatives) as soon as practicable following that request.

4.3	Information: due diligence on proposed assets

The Participating Institution shall as promptly as practicable provide to the Treasury (or its Representatives) information and data reasonably requested by the Treasury (or its Representatives) for the purposes of conducting due diligence on the Proposed Assets, determining whether the Proposed Assets satisfy the Asset Eligibility Criteria and quantifying the financial exposure which may result from the inclusion of such Proposed Assets in the APS. In connection with the preceding sentence, the scope and content and the provision of such information and data will be discussed in good faith with the Treasury (taking into account the outcomes of any discussions that have already taken place prior to the date of this Deed Poll) with a view to agreeing a process and a schedule for each type of Proposed Asset, provided that if agreement is not reached within a period reasonably acceptable to the Treasury then the requirements of the Treasury with regard to such information and data will prevail.

The Participating Institution confirms that it has appointed a major international firm of accountants to co-ordinate the confirmatory due diligence process within the Participating Group relating to information provided (or to be provided) to the Treasury in relation to the APS, the specific scope of such engagement to be determined by the Participating Institution acting reasonably (in consultation with the Treasury).

4.4	Information: other requirements

In addition to the other information and data set out in this paragraph 4, the Participating Institution shall as promptly as practicable provide information and data reasonably requested by the Treasury (or its Representatives) concerning:

(A)	the Participating Group’s business and financial condition;

(B)

the financial performance and its risk assessment of Proposed Assets (provided that the Treasury will consider in good faith reasonable requests of the Participating Institution to provide information and data on such matters on an aggregated basis by reference to the relevant type of Proposed Assets);

(C)

the Participating Group’s proposed strategy with respect to the management of the Proposed Assets, transactions relating to Proposed Assets, the anticipated costs of managing the Proposed Assets and its strategy for managing such costs (the “Asset Management Strategy”);

(D)

the Participating Group’s: (i) current remuneration policy and any proposed changes thereto; (ii) organisational structures, including, without limitation, in respect of staffing and resourcing; and (iii) monitoring, reporting, risk management and conflict processes, systems and controls, in each case including actions and steps being taken or proposed to be taken to adapt, change or replace the foregoing in preparation for the Participating Group’s potential participation in the APS; and

(E)	any other material actions and steps being taken by the Participating Group to prepare for the implementation of the APS and the potential participation by the Participating Group in the APS.

No member of the Participating Group shall be required to comply with any requests from the Treasury or its Representatives under this paragraph 4.4 to the extent that they are excessive, or constitute an unreasonable interference with the Participating Group’s commercial operations or an unreasonable impediment to management and personnel of the Participating Group of their ability to fulfil their day to day functions at the Participating Group.

4.5	Access and assistance

The Participating Institution shall procure that:

(A)	the Treasury and its Representatives are given access to the Participating Group’s premises, books and records on reasonable notice; and

(B)

its senior executives, managers and other relevant personnel, together with its accountants, auditors and other advisers, are made available upon reasonable notice to give (and are instructed to give as promptly as practicable) all information, explanations and assistance requested by the Treasury (or its Representatives), in either case as the Treasury deems reasonably necessary: (i) to facilitate implementation of the APS and the potential participation by the Participating Group in the APS; and (ii) to conduct due diligence on the Proposed Assets in the manner contemplated by paragraph 4.3 following discussion between the Participating Institution and the Treasury as referred to in paragraph 4.3.

The Treasury shall, in particular (but without limitation), be entitled to require the Participating Institution to allow the Treasury’s reporting accountants such access to the Participating Group’s premises, books and records as it deems reasonably necessary to monitor and oversee the management of the Proposed Assets. In doing so, the Treasury shall have regard to any process that may be agreed with the Participating Group for this purpose including, without limitation, as to the seniority of personnel required to attend, when they are required to attend and what information they are required to have available for that purpose.

No member of the Participating Group shall be required to comply with any requests from the Treasury or its Representatives under this paragraph 4.5 to the extent that they are excessive, or constitute an unreasonable interference with the Participating Group’s commercial operations or an unreasonable impediment to management and personnel of the Participating Group of their ability to fulfil their day to day functions at the Participating Group.

5.	Consultation rights

The Participating Institution will consult fully with the Treasury with regard to:

(A)

the design, preparation and implementation of the operational and management structures within the Participating Group to manage the Proposed Assets, including the remuneration policy applying to personnel involved in managing the Proposed Assets;

(B)

its Asset Management Strategy (including, without limitation, any proposals: (i) to amend its existing ordinary course business practices for the management of the Proposed Assets; or (ii) to apply materially different ordinary course business practices for the management of the Proposed Assets on the one hand and assets which the Participating Institution does not propose to include within the APS on the other hand (such assets, the “non-APS Assets”));

(C)

the development of any conflict resolution processes which are necessary to ensure that any conflicts, or potential conflicts, arising in respect of the management of Proposed Assets and the non-APS Assets are managed without regard to any benefits that may be provided by the APS; and

(D)

proposals to adapt, change or replace the Participating Group’s policies, processes, systems and controls (including, without limitation, in relation to monitoring, reporting, risk management, conflicts, auditing and compliance) in each case to the extent such proposals relate to the implementation of the APS or the Participating Group’s potential participation in the APS.

6.	Oversight and control procedures

The Participating Institution shall, during the Interim Period, use its best endeavours to maintain monitoring, reporting, risk management and audit controls and procedures in order to:

(A)

provide the directors and senior management of the Participating Group with a reasonable level of assurance that the Participating Institution is complying with its obligations under paragraphs 7 and 10 below;

(B)	identify, assess, report, manage and mitigate risks relating to key business processes which affect the assets of the Participating Group; and

(C)	ensure that material information relating to the assets of the Participating Group is made known to the directors and senior management of the Participating Group,

and shall ensure that its directors and senior management are provided with regular updates regarding the progress of establishing sufficient systems, processes and controls to enable the Participating Group to comply with the terms of the APS.

7.	Management of assets

The Participating Institution will during the Interim Period use its best endeavours:

(A)	to ensure that the management of all of its and the Participating Group’s assets and any assets held by a special purpose entity for which a member of the Participating Group is a servicer or equivalent, including both the Proposed Assets and the non-APS Assets, is undertaken without regard to any benefits that may be provided by the APS;

(B)

to ensure that each member of the Participating Group which owns Proposed Assets, or which acts as a servicer or equivalent in relation to special purpose entities that own Proposed Assets, continues to manage all Proposed Assets in accordance with its usual business and banking practices as a prudent banking institution without regard to any benefits that may be provided by the APS;

(C)

to act in a way that aims to maximise the long-term value of any Proposed Assets without regard to any benefits that may be provided by the APS and, in particular, will use all commercially reasonable efforts to mitigate Losses and maximise Recoveries with respect to Proposed Assets, provided that this shall not require any member of the Participating Group to engage in any practices that are not consistent with industry standards or its usual business and banking practices as a prudent banking institution or are not consistent with Government policies regarding the economy and UK business; and

(D)	not to sell or dispose of, nor make any amendment or modification to the terms of a Proposed Asset, other than in accordance with (A), (B) and (C) above.

8.	Remuneration Policy

The Participating Institution:

(A)	acknowledges that it has agreed with the Government certain commitments regarding remuneration for 2008 and 2009***[1]; and

(B)

acknowledges that the Treasury and the FSA propose to commence a consultation in relation to a Code of Remuneration Practice for banking institutions and confirms that it will develop a remuneration policy which complies with any such Code by no later than 3 months following the date of this Deed Poll and will implement such policy as soon as practicable thereafter.

9.	Commitment regarding deleveraging activities

At or around the same date as this Deed Poll, the Participating Institution has agreed certain commitments in relation to its lending activities, including commitments in respect of financing facilities to be made available to “Large Corporates” (being UK businesses with a turnover which is typically in excess of £500 million) (the “Large Corporate Lending Commitment”). The Participating Institution will inform the Department of Business, Enterprise and Regulatory Reform prior to making significant reductions in the level of lending being made available to

[1]*** Indicates omission of material, which has been separately filed, pursuant to a request for confidential treatment.

existing Large Corporate borrowers or counterparties (where such borrowers or counterparties are creditworthy and meet the Participating Institution’s ordinary course commercial and risk assessment criteria).

10.	Servicing of assets

The Participating Institution shall use its best endeavours to continue to:

(A)

ensure that internal services within the Participating Group (including, without limitation, IT, accounting, audit, tax, legal, compliance and administrative) required for the management of the Proposed Assets are provided: (i) on a basis which is no less favourable than the basis upon which services are provided to non-APS assets, (including, without limitation, with regard to the level and quality of such services); and (ii) in accordance with its usual business and banking practices as a prudent banking institution;

(B)	dedicate sufficient staff (with the requisite qualifications) to the management of the Proposed Assets to ensure compliance with the Pre-Accession Undertakings; and

(C)	ensure that such other resources are deployed in the management of the Proposed Assets as are necessary to comply with the Pre-Accession Undertakings.

The Participating Institution shall provide written notification to the Treasury promptly after the execution of any contract pursuant to which any third party (other than a member of the Participating Group) will manage any of the Proposed Assets other than in accordance with its usual business and banking practices as a prudent banking institution.

11.	Registration Rights Agreement

Prior to the date on which the Participating Institution or relevant members of the Participating Group accedes to the APS, the Participating Institution shall enter into a registration rights agreement with the Treasury, in the form and substance reasonably satisfactory to the Treasury, in order to enable the ordinary shares, Class B shares and other securities held by the Treasury in the Participating Institution from time to time, and any securities of any description issued by the Treasury from time to time and which are exchangeable for, convertible into, give rights over or are referable to such ordinary shares or other securities, to be sold in such jurisdictions and in such manner as the Treasury may determine, including, without limitation, the provision of assistance with due diligence, marketing and such documentation (including without limitation any offering memorandum, whether or not a prospectus) as the Treasury may reasonably require.

Neither the Participating Institution nor any member of the Participating Group shall be required:

(A)

to obtain a listing for any securities on any exchange or in any market in which it does not already have a listing where the Participating Institution and the Treasury, both acting reasonably, decide that obtaining such listing would be unduly onerous having regard to the additional listing obligations to which the Participating Institution or relevant member of the Participating Group would be subject as a result of or in connection with obtaining such listing; or

(B)

to provide any assistance to the Treasury prior to 22 July 2009 in relation to the preparation of any prospectus, listing particulars, offering memorandum or other marketing materials if such work would require (in the view of the Participating Institution and the Treasury, both acting reasonably) onerous financial, accounting or audit work in order to ensure that the requested materials comply with relevant securities laws.

12.	Public disclosure

The Participating Institution understands that the Treasury will not publicly announce the details of the Pre-Accession Undertakings.

13.	Confidentiality

The Participating Institution’s disclosure obligations hereunder will be subject to any confidentiality obligations imposed on it by applicable law or regulation and (to the extent in existence at the date of this Deed Poll) contractual limitations on the Participating Institution’s or any member of the Participating Group’s ability to disclose information, save to the extent that compliance with any such obligation or limitation can be achieved by anonymising data or information to preserve customer confidentiality. If requested by the Treasury following a refusal to provide information on the above grounds, to the extent reasonably practicable the Participating Institution shall demonstrate to the Treasury’s reasonable satisfaction the existence (and details) of any such grounds which results in the Participating Institution being unable to provide such information.

Confidential information or data provided to the Treasury (or its Representatives) pursuant to this Deed Poll will be subject to the confidentiality agreement between the Treasury and the Participating Institution dated 27 February 2009.

14.	Miscellaneous

14.1	Representations and warranties

The Participating Institution represents and warrants that:

(A)	it has the corporate power and the authority to enter into this Deed Poll and to carry out its obligations, and the undertakings given by it, hereunder;

(B)

it is duly organised and validly existing under the laws of its jurisdiction of organisation, and the execution of this Deed Poll and the carrying out its obligations, and the undertakings given by it, hereunder have been duly authorised by all necessary action, and no other act or proceeding, corporate or otherwise, on its part is necessary to authorise the execution of this Deed Poll or the carrying out its obligations, and the undertakings given by it, hereunder; and

(C)	it has duly executed and delivered this Deed Poll.

14.2	Costs

The Participating Institution acknowledges and agrees that it shall pay its own costs and expenses in relation to the negotiation, preparation, execution and carrying into effect of this Deed Poll and compliance with the Pre-Accession Undertakings.

14.3	Remedies

The Participating Institution acknowledges and agrees that:

(A)

(without prejudice to any other rights or remedies which the Treasury may have) damages would not be an adequate remedy for any breach by the Participating Institution of the provisions of this Deed Poll and the Treasury shall be entitled to the remedies of injunction, specific performance and other equitable relief for any threatened or actual breach of any such provision by the Participating Institution and no proof of special damages shall be necessary for the enforcement by the Treasury of its rights under this Deed Poll;

(B)

no failure of the Treasury to exercise, and no delay by the Treasury in exercising, any right, power or remedy in connection with this Deed Poll will operate as a waiver thereof, nor will any single or partial exercise of any such right preclude any other or further exercise of such right or the exercise of any other right; and

(C)	the rights provided in this Deed Poll are cumulative and not exclusive of any rights (whether provided by law or otherwise).

14.4	Invalidity

If any provision of this Deed Poll shall be held to be illegal, invalid or unenforceable, in whole or in part, under any enactment or rule of law, such provision or part shall to that extent be deemed not to form part of this Deed Poll but the legality, validity and enforceability of the remainder of this Deed Poll shall not be affected.

14.5	Variation

Any term of this Deed Poll may be amended, and the observance of any term of this Deed Poll may be waived (either generally or in a particular instance and either retroactively or prospectively), by the Participating Institution only with the written consent of the Treasury.

14.6	Governing law

This Deed Poll and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with the laws of England.

IN WITNESS WHEREOF this Deed Poll has been executed and delivered as a deed on 7 March 2009.

Executed and delivered as a deed by	)
LLOYDS BANKING GROUP PLC	)
acting by two directors / one director and its secretary	)	By: Tim Tookey
)
	)	Director
)
)
)
	)	By: J. Eric Daniels
)
	)	Group Chief Executive